FORM 11-K




[ X ]                     ANNUAL REPORT PURSUANT TO
                        SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 (FEE REQUIRED)

                       For the Fiscal Year Ended June 30, 1996



                                      OR


[  ]                     TRANSITION REPORT PURSUANT TO
                         SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      For the Transition Period from    to




                        Commission File Number 1-5571





                        TANDY EMPLOYEES INVESTMENT PLAN
                               (full title of plan)


Tandy Corporation
1800 One Tandy Center
Fort Worth, TX  76102

(Name of issuer and address of principal executive office)

                     TANDY EMPLOYEES INVESTMENT PLAN



                             FORT WORTH, TEXAS















                           REPORT OF EXAMINATION


                              JUNE 30, 1996

                             C O N T E N T S




                                                   Page


CERTIFIED PUBLIC ACCOUNTANT'S REPORT . . . ..        4



STATEMENT OF FINANCIAL CONDITION . . . . . ..        5



STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY . .   6



NOTES TO FINANCIAL STATEMENTS  . . . . . . . .     7-19



ADDITIONAL INFORMATION . . . . . . . . . . . .     20-22



SIGNATURE PAGE . . . . . . . . . . . . .. .  .       23



INDEX TO EXHIBITS  . . . . . . . . . . . . . .       24


CONSENT OF INDEPENDENT ACCOUNTANT  . . . . . .       25

The Administrative Committee and Participants of
Tandy Employees Investment Plan
Fort Worth, Texas

                                  INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of the Tandy Employees Investment Plan as of June 30, 1996 and 1995, and the related statement of income and changes in the plan equity for the years ended June 30, 1996, 1995 and 1994. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Tandy Employees Investment Plan as of June 30, 1996 and 1995, and results of its changes therein for the years ended June 30, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   /s/ CURTIS B. MORRISON, C.P.A.
                                   CURTIS B. MORRISON, CPA
Fort Worth, Texas
September 10, 1996

                          TANDY EMPLOYEES INVESTMENT PLAN
                                  FORT WORTH, TEXAS

                          STATEMENT OF FINANCIAL CONDITION
                                JUNE 30, 1996 AND 1995


                                   PLAN ASSETS
                                   -----------

                                            1996               1995
                                      --------------     ---------------
Investment in Securities of
Participating Employer (Note B):
 Common Stock (Cost $814,753.87
 in 1996 and $1,094,454.41 in 1995)   $15,724,804.75       $23,129,454.38
                                      --------------       --------------

Investments in Securities of
Unaffiliated Issuers (Note B):
  Other Securities - Short Term
  Money Market Fund(Cost $220,794.49
  in 1996 and $2,462.36 in 1995)      $   220,794.49       $     2,462.36
                                      --------------       --------------

Accrued Receivables:
 Interest                             $       865.92       $        12.02
 Proceeds Due from Stock Trade             41,269.00                    0
                                      --------------       --------------
                                      $    42,134.92       $        12.02
                                      --------------       --------------
Plan Assets:
 Tandy Employees Investment Plan
  (Special Account) (Note F)          $   367,071.61       $   385,228.91
                                      --------------       --------------
                                      $16,354,805.77       $23,517,157.67
                                      ==============       ===============


                           LIABILITIES AND PLAN EQUITY
                           ---------------------------

Liabilities:
 Due to Former Plan Participants      $   262,131.54       $           0

Plan Equity:
 Participants' Interest in Tandy
 Employees Investment Plan             15,725,602.62        23,131,928.76

 Participants' Interest in Tandy
 Employees Investment Plan (Special
 Account) (Note F)                        367,071.61           385,228.91
                                      --------------       --------------
                                      $16,354,805.77       $23,517,157.67


The accompanying notes are an integral part of these financial statements.

                       TANDY EMPLOYEES INVESTMENT PLAN
                                FORT WORTH, TEXAS

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994

                              1996              1995              1994
                         --------------    --------------    ---------
Investment Income:
 Interest-Other         $   26,833.12     $    38,374.39   $    33,451.69
 Dividends-Employer        298,751.24         337,273.65       377,054.10
                        -------------     --------------   --------------
                        $  325,584.36     $   375,648.04   $   410,505.79
 Less:Interest
Expense                             0                  0                0
                       --------------     --------------   --------------
                        $  325,584.36     $   375,648.04   $   410,505.79
                        -------------     --------------   --------------

Realized Gain (Loss) on
Securities (Note C):
 Employer Securities    $ 5,778,022.93    $ 4,434,164.41   $ 7,221,927.58
 Other Securities                   0                 0        955,958.37
                       ---------------    --------------   --------------
                        $ 5,778,022.93    $ 4,434,164.41   $ 8,177,885.95
                        --------------    --------------   --------------

Increase (Decrease) in
Unrealized Appreciation
of Investments(Note D)  $(7,124,951.95)   $ 4,725,677.37   $(4,446,785.66)
                        ---------------   --------------   ---------------

Contributions(Note A)   $            0    $            0    $           0
                        --------------    ---------------    --------------
Other Additions:
 Appreciation in
 Value over Cost
 Distributed in
 Withdrawals           $   164,028.29     $    37,082.60     $    25,025.96
                       --------------     --------------     --------------

TOTAL                  $  (857,316.37)    $ 9,572,572.42     $ 4,166,632.04
Less:
 Withdrawals of
 Participants' Interest    6,549,009.77      5,438,921.28       8,277,702.70
                        --------------    --------------     --------------

Net Increase (Decrease)
in Plan for the Years
Ending 6-30-96/95/94   $(7,406,326.14)     $ 4,133,651.14    $(4,111,070.66)

Plan Equity at Beginning
of Year 7-1-95/94/93     23,131,928.76       18,998,277.62     23,109,348.28
                        --------------      --------------   ---------------
Plan Equity at End of
Year 6-30-96/95/94     $ 15,725,602.62     $ 23,131,928.76   $ 18,998,277.62
                       ===============     ===============   ===============

The accompanying notes are an integral part of these financial statements.

                       TANDY EMPLOYEES INVESTMENT PLAN
                               FORT WORTH, TEXAS


                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994

NOTE A - DESCRIPTION OF THE PLAN

DESCRIPTION OF THE PLAN
------------------------

The following description of the Tandy Employees Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan prospectus for a more complete description of the Plan's provisions.


General
-------

Effective June 30, 1982, at the end of the Plan's fiscal year, the Tandy Employees Investment Plan ceased accepting applications and contributions. All employees eligible for participation in the Plan became eligible for participation in the new Tandy Employees Deferred Salary and Investment Plan which became effective July 1, 1982 (Reg. No. 33-39749). Also, see Note E.


Contributions
-------------

Through June 30, 1982, Tandy Corporation made contributions to the Plan equal to 80% of the participating employees' qualifying contributions. The participating employee contributed either 5% (qualifying contribution) or 10% (5% qualifying and 5% voluntary contributions).


Participants' Accounts
----------------------

Participants' accounts are valued as of the last day of each March, June, September and December. Each participant is mailed a quarterly statement showing his contributions to date, Company contributions to date, total contributions to date and the market value of his account. Each participant is also mailed a copy of the Tandy Corporation annual report, and the summary annual report for the Plan.


Vesting
-------
The participants' accounts are fully vested at the end of each calendar quarter, except for amounts credited to the account because of fraud or mistake of fact.

                         TANDY EMPLOYEES INVESTMENT PLAN
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994


NOTE A - DESCRIPTION OF THE PLAN (continued)

Payments of Benefits
--------------------

Payroll   deductions   made  for  a   participant's   Qualifying   or  Voluntary
Contributions to the Plan were a part of his current compensation and, as such, were subject to withholding for federal income tax purposes.

A participant is not subject to federal income tax on Company contributions to the Plan, or other accumulations, until he makes a withdrawal from the Plan. A withdrawal is generally taxed only to the extent it exceeds the participant's aggregate contributions.

The taxable portion of a "lump-sum distribution" and certain "partial distributions" may not be subject to tax upon receipt by a participant if the distribution is rolled over into an IRA or another qualified plan within the prescribed time period. If a lump-sum distribution is not rolled over, a special 5-year averaging tax (intended to minimize the tax burden) may be available for some participants with respect to the taxable portion of such distribution. As a general rule, only one lump-sum distribution which is received after attaining age 59-1/2 is eligible for the special 5-year averaging (computed under the tax rates contained in the Tax Reform Act of 1986) or the 10-year averaging (computed under prior law tax rates).

If a lump-sum distribution consists in part of securities of Tandy Corporation, the portion of such distribution which represents net unrealized appreciation of such securities will not be currently taxable to the recipient for federal income tax purposes (although a participant may elect to include such appreciation in income, if desired). Upon a subsequent disposition of such securities, gain or loss will be determined generally by reference to their basis when they were acquired by the Plan. An additional 10% income tax is imposed on certain early distributions included in gross income prior to attaining age 59-1/2, death or disability. The value of a participant's interest in the Plan is includable in his gross estate upon his death.

                         TANDY EMPLOYEES INVESTMENT PLAN
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Valuation of Securities
-----------------------

All securities are valued at the closing price according to the respective stock exchanges.

All other securities are valued at cost.


                    SCHEDULE OF INVESTMENTS IN SECURITIES OF
                    -----------------------------------------
                             PARTICIPATING EMPLOYER
                             ----------------------


                         NO. OF                         VALUE
                         SHARES         COST           6-30-96
                         ------         ----           -------
  COMMON STOCK
  ------------
Industrial
  Tandy Corporation
  Common Stock           331,922   $   814,753.87  $15,724,804.75
                                   ==============  ==============


                    SCHEDULE OF INVESTMENTS IN SECURITIES OF
                    ----------------------------------------
                              UNAFFILIATED ISSUERS
                              --------------------

                              MARKETABLE SECURITIES
                              ---------------------



                                        VALUE
                                        COST           6-30-96
                                        ------         -------
  OTHER SECURITIES
  ----------------
Money Market Fund
  Short-Term Money Market Fund      $  220,794.49    $ 220,794.49
                                    =============    ============

                         TANDY EMPLOYEES INVESTMENT PLAN
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


Income Tax Status
-----------------

The Plan is a qualified plan under Section 401 of the Internal Revenue Code and is exempt from federal income taxes under Section 501.


NOTE C - REALIZED GAIN ON SECURITIES

The realized gain or loss from the sale of securities was as follows:


                                 1996           1995            1994
                            ------------     -----------    ----------


Participating Employer
Securities:

 Sales Price               $6,048,830.26    $4,666,225.00   $7,560,762.50
 Less Cost(Average Cost)      270,807.33       232,060.59      338,834.92
                          --------------   ---------------  --------------
 Net Realized Gain        $5,778,022.93     $4,434,164.41   $7,221,927.58
                          =============     =============   ==============

Unaffiliated Issuers'
Securities:

  Sales Price              $          0    $           0    $1,004,497.35
  Less Cost(Average Cost)             0                0        48,538.98
                           ------------   ---------------    -------------
  Net Realized Gain        $          0    $           0    $  955,958.37
                           =============   ==============    =============


The realized  gain or loss on the sale of  securities  for  financial  statement
reporting  is  prepared  in  conformity  with  generally   accepted   accounting
principles which differ from the principles for income tax reporting.


Generally accepted accounting principles measure gain or loss as the difference between the securities' sale price and its average historical cost. The gain or loss for income tax reporting is the difference between the securities' sale price and its current value at the beginning of the plan year.

                         TANDY EMPLOYEES INVESTMENT PLAN
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994


NOTE C - REALIZED GAIN ON SECURITIES (continued)

A participant's account is increased or decreased by the realized gain or loss recognized under generally accepted accounting principles.


NOTE D - UNREALIZED APPRECIATION

The following reflects the increase (decrease) in unrealized appreciation:

                                1996             1995            1994
                         ---------------    ---------------  -------------

  Unrealized
  Appreciation
  6-30-96/95/94            $14,910,050.88    $22,035,002.83  $17,309,325.46

  Unrealized
  Appreciation
  7-1-95/94/93               22,035,002.83    17,309,325.46   21,756,111.12
                            --------------   --------------  --------------

  Change in
  Unrealized
  Appreciation
  6-30-96/95/94           $(7,124,951.95)    $ 4,725,677.37   $(4,446,785.66)
                          ===============    ==============   ===============

The unrealized appreciation or depreciation of securities held for investment for financial statement reporting is prepared in conformity with generally accepted accounting principles which differ from the principles for income tax reporting.

Generally accepted accounting principles measure unrealized appreciation or depreciation as the difference between the securities' market value at the Plan's year end and its historical cost. The unrealized appreciation or depreciation for income tax reporting is the difference between the securities' market value at the plan year end and its current value at the beginning of the plan year.

A participant's account is increased or decreased by the unrealized appreciation or depreciation recognized under generally accepted accounting principles.

                         TANDY EMPLOYEES INVESTMENT PLAN
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994


NOTE E - TRANSFER FROM OTHER PLANS

The Tandy Employees Supplemental Investment Plan ("SIP") was amended effective June 30, 1991 to terminate the SIP and consolidate the SIP's assets with the Plan in compliance with Internal Revenue Code Section 414(1).


NOTE F - TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)

These Plan assets were received in 1978 from the Tandycrafts Employees Investment Plan, a Qualified Plan under Section 401 of the Internal Revenue Code, on the transfer of certain employees and their investment accounts to Tandy Corporation. These assets consisted of employer securities and conformed to both Plan agreements. This Special Account was created in order to preserve the participants' Tandycrafts Plan cost basis in the securities transferred for income tax considerations on subsequent distributions. Attached as Exhibit A is the report of examination for this Special Account.


NOTE G - RELATED PARTY TRANSACTIONS

During 1996, 1995 and 1994 common stock of Tandy Corporation was sold to the Tandy Employees Deferred Salary and Investment Plan, now the Tandy Fund, at its current market value on the transaction date in the amount of $6,048,830.26, $4,666,225.00, and $7,560,762.50, respectively.



NOTE H - ADMINISTRATION OF PLAN ASSETS

The Plan's assets are held by the Trustee of the Plan.

The Trustee invests cash received from interest and dividend income and makes distributions to the participants.

Certain administrative functions are performed by employees of the Company with no compensation from the Plan. Administrative expenses and Trustee fees are paid directly by the Company.

                        TANDY CORPORATION INVESTMENT PLAN
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994



NOTE I - UNIT VALUE

                                                       Valuation
     Quarter Ending          Number of Units            per Unit
     --------------          ---------------           ----------

     June 30, 1995            34,716.0397               $666.3181
     September 30, 1995       32,886.5149                782.2027
     December 31, 1995        28,127.3193                535.2717
     March 31, 1996           27,025.4751                599.1458
     June 30, 1996            25,521.7301                616.1652



NOTE J - CHANGES TO PLAN

See the attached amendments made to the Plan.

                                 AMENDMENT XLIX
                                     TO THE
                         FIFTH RESTATED TRUST AGREEMENT
                         TANDY EMPLOYEES INVESTMENT PLAN


This Amendment made on the 27th day of December, 1995 between Tandy Corporation, a corporation duly organized and existing under the laws of the State of Delaware, with its principal place of business at Fort Worth, Tarrant County, Texas, hereinafter called "Company," and Bank One, Texas, NA hereinafter called "Trustee;"

WHEREAS, on the 24th day of February, 1995, Company and Trustee entered into an agreement named the Fifth Restated Trust Agreement Tandy Employees Investment Plan (the "Plan"); and

WHEREAS, Company and Trustee desire to make certain amendments to the Plan.

NOW, THEREFORE, the parties hereby agree to amend the Plan as follows:

                                        I

         Section 6.03 is hereby amended by deleting same in its entirety and substituting the following in lieu thereof:

         6.03 Valuation of Participant's Account: In the event of retirement, termination of employment, or withdrawal from the Plan, the value of a Participant's account shall be the number of Units in the Participant's account on the date determined in Section 6.04 or 6.05 below, valued at a price per Unit which is based on the fair market value of the total assets in the trust fund as of such date. The withdrawing Participant will be refunded any contribution withheld from the Participant and paid into the trust fund during the calendar quarter in which written notice or payroll termination date (as set out in Section 6.04 or 6.05 below) becomes effective.

                                       II

         Section 6.04 is hereby amended by deleting same in its entirety and substituting the following in lieu thereof:

         6.04 Distribution Upon Withdrawal From the Plan During Employment: A Participant may withdraw all or a portion of the value of his account by filing a written notice with the Committee and Trustee. The effective date of such written notice, and the date for valuation of the Trust's assets, shall be the date the notice is received by the Committee or the date subsequent thereto if the Participant so states in the written notice.
Such withdrawal shall be upon the following terms and conditions:

         (a) If he so elects in his written notice, a Participant may withdraw the full value of his account. In this event, however, he shall be deemed to have suspended participation in the Plan and all contributions to the Plan by or on his behalf shall be suspended. If he elects to renew participation within the 24 month period from the date of withdrawal, he must repay (re-purchase units) into the Plan the exact dollar amount of his withdrawal. Such repayments will be deemed Voluntary contributions. Provided, however, such Participant may re-participate after the 24 month period but he shall not repay the Plan the amount of such withdrawal; or

         (b) If he so elects in his written notice, a Participant may withdraw one-fourth (1/4) of the value of all Units credited to his account, in which event his participation in the Plan shall not terminate, but his contributions and those of the Company based on and relating to his contributions shall automatically be suspended for a period of six (6) months. At least twelve (12) months must elapse from the date of a previous, partial withdrawal. In no event, however, shall total withdrawals of a Participant under this subsection exceed the total of such withdrawing Participant's contributions.

         (c) The Trustee shall distribute any proceeds due under Paragraph (a) and (b) next above by lump-sum payment in cash. Each Participant's account shall be valued in accordance with the provisions of Section 6.03.

         (d) In no event shall any additional Company contributions made pursuant to Section 4.07(e) to insure the limitations of subsection 4.07(a) are met, be withdrawn under this Section 6.04.

                                       III

         Section 6.05 is hereby amended by deleting same in its entirety and substituting the following in lieu thereof:

         6.05 Distribution Upon Withdrawal From The Plan Because of Termination of Employment: A Participant or Participant's Beneficiary shall receive a distribution from the Plan, as provided for herein, as soon as practicable after the earlier of:

         a) the end of the quarter in which a Participant's participation in the Plan ceases to be effective, provided the Participant's account balance is under $3,500 (see Section 6.06); or

         b) the date the Participant's withdrawal election form is received by the Committee;

and provided that the Participant has not been employed or reemployed by a Participating Company prior to the date of payment of the distribution. For purposes of this Section 6.05 the trust will be valued on the date indicated in
Section 6.05 a) or b).

         A)  Participation   Ceases  To  Be  Effective:   Upon  a  Participant's
retirement or termination of employment,  a Participant's  participation  in the

Plan shall cease to be effective as of his payroll termination date; in the event of death of the Participant, participation shall cease to be effective as of the first payroll date following the end of the quarter in which the trust is notified that death has occurred.

         B) Election Form: The Participant or Participant's Beneficiary may file with the Committee a written election form requesting one of the four following methods of payment to be used in distribution of such Participant's account. An election form consenting to an immediate distribution and specifying one of the four following methods of distribution is required if a Participant's account exceeds $3,500, and he wishes to withdraw at any time before the later of age 65 or his retirement as provided in Section 6.02.

         The Committee shall then direct the Trustee to distribute to such Participant or his Beneficiary, as may be appropriate, the value of his account. Provided, however, in the event there are conflicting claims to a Participant's account or in the event the Committee, for any reason, shall be in doubt as to its right to direct payment of any amount to any Participant, Beneficiary or Beneficiaries, the Committee may direct the Trustee to hold the Participant's account, without liability for any interest thereon until the rights thereto shall have been judicially determined or the Committee may direct the Trustee to pay such account into a court of competent jurisdiction, such account to be distributed by such court after a judicial determination of the rights thereto. The four alternative methods which may be used in payment of a Participant's account are:

                  (a)      Lump-sum payment in cash;

                  (b) Payment in monthly installments over any designated period of years, not to exceed ten (10) years (or the Participant's actuarial life expectancy, if lesser), with any unpaid balance at date of Participant's death to be payable to the surviving beneficiary designated in accordance with Section 9.04 or, if none, to his estate. The Committee shall direct the Trustee, after conferring with
         Participant, to (1) Segregate the aggregate amount of such Participant's account into a special account, which special account will receive full credit for all income earned by the special account after it is segregated; or (2) At the beginning of each quarter during the installment period, segregate the amount of the Participant's account needed to make such installment payments during that quarter. The amount of the installments shall be as determined under Section
         6.03 so that the Participant's number of Units in the Plan shall be reduced by the Unit payments to be made in such quarter. The balance of Participant's account shall remain as a part of the Trust Fund until the next quarterly withdrawal is made to meet the subsequent installment payments.

                  (c)(1) By requesting the Trustee to use the value of such Participant's account to purchase an annuity contract of such type and kind as may be specified by a Participant under which such Participant shall receive a regular equal monthly income. The annuity contract must be for at least two (2) years, but not to exceed a fifteen (15) year period of time (or a period of time equal to the Participant's actuarial life expectancy, if lesser) and shall provide that upon the Participant's death any unpaid balance shall be payable to the Participant's beneficiary designated in accordance with Section 9.04.

                  (c)(2) In the case of a married Participant who elects to have his account paid in the form of an annuity, unless the Participant makes a valid waiver election (as hereinafter described), his account will be distributed in the form of a qualified joint and survivor annuity. A qualified joint and survivor annuity is an annuity payable for the life of the Participant, with provision for a survivor annuity payable for the life of the Participant's spouse equal to at least 50% of the amount payable during the joint lives of the Participant and the spouse. At any time during a ninety-day period prior to the date payments commence to a Participant under this subsection (c)(2), such Participant may make a waiver election to forego the qualified joint and survivor annuity and elect an alternate form of payment, provided the Participant's spouse consents in writing to the waiver election (either as to a specific form of payment or in general as to all available forms of payment), such consent acknowledges the effect of the election, and a notary public or a member of the Committee witnesses the spouse's consent. The spouse's consent shall be irrevocable unless the Participant revokes his waiver election during the above ninety-day period.

                  (d) A combination lump-sum payment in cash and Tandy Corporation securities. The maximum number of Tandy Corporation securities to be received by the Participant will be determined as follows:

                  (1) Divide the total of the Corpus of the Plan into the Total Value of each Tandy Corporation security owned by the Plan. The date of valuation, herein, shall be the same date used in determining the value of Participant's account under Section 6.03.

                  (2) Each percentage ascertained in paragraph (1) above is multiplied by the Total Value of the Participant's account, as ascertained under Section 6.03, resulting in the maximum Dollar Value for each category of Tandy Corporation securities to which Participant would be entitled.

                  (3) The Dollar Value for each security as ascertained in paragraph (2) above is divided by the price of such Tandy Corporation security on the date provided in Section 6.05 (a) or (b), resulting in the number of each Tandy Corporation security to be received.

                  (4) If the Participant desires a lesser number of securities than provided for above, upon approval of the Committee, a lesser number will be distributed and the balance of the Participant's account will be paid in cash.

                  (5)  No fractional interest will be issued.

                                       IV

         Section 6.07 is hereby amended by deleting same in its entirety and substituting the following in lieu thereof:

         6.07 Date of Payment: The payments due Participant or Participant's beneficiary under Article VI, shall be paid as soon as possible following the effective date of the written notice or the end of the calendar quarter next succeeding the payroll termination date (as set out in Sections 6.04; 6.05 or
6.06 above), but not to exceed forty-five (45) days after such date. Provided, however, in the event the Committee has received conflicting claims to an account, or if the Committee, for any reason, shall be in doubt as to its right to direct payment of any amount to any Participant, Beneficiary or Beneficiaries, the forty-five (45) day time limit for payment of the account shall not be applicable.

                                        V

         The Plan is hereby amended by inserting the following new plan names with the former plan name where appropriate:

         Tandy Stock Plan, formerly Tandy Corporation Stock Purchase Program.

         Tandy Fund, formerly Tandy Employees Deferred Salary and Investment Plan or "DIP".

         Tandy Fund, formerly DIP.

         Tandy Fund, formerly Tandy Employees Stock Ownership Plan.

         Tandy Fund, formerly the Tandy Employees Stock Ownership Plan ("TESOP") and the Tandy Employees Deferred Salary and Investment Plan ("DIP")

IN WITNESS WHEREOF, Company and Trustee have caused this Amendment to be executed, effective January 1, 1996, by their duly appointed officers and their corporate seals to be hereunto affixed.

Attest:  (SEAL)                             TANDY CORPORATION

/s/ JANA FREUNDLICH                          /s/ RICHARD L RAMSEY
------------------------                    ------------------------
Jana Freundlich                             Richard L. Ramsey
Assistant Secretary                         Vice President and
                                            Controller

Attest:  (SEAL)                             BANK ONE, TEXAS, NA

/s/ RICHARD L. MITCHELL                      /s/  J C WHITE
-------------------------                   ------------------------
Name:  RICHARD L. MITCHELL                  Name: J.C. WHITE
       -------------------                        ------------------
Vice President &                                     Vice President &
Trust Officer                                        Trust Officer

tipxlix.b

                                 ADDITIONAL INFORMATION

                         TANDY EMPLOYEES INVESTMENT PLAN
                                FORT WORTH, TEXAS

                             ADDITIONAL INFORMATION
                                  JUNE 30, 1996



ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


                      Description                      Current
     Issuer          of Investment        Cost          Value
     ------          -------------        ----         --------


*Tandy Corporation    Common Stock   $   814,753.87  $15,724,804.75
                                     --------------  --------------



  Money Market Fund   Short-Term
                      Money Market
                      Fund - Fluc-
                      tuating rate
                      of interest     $   220,794.49   $  20,794.49
                                      --------------   ------------



*Party-in-Interest to Plan.
















                                          -21

                         TANDY EMPLOYEES INVESTMENT PLAN
                                FORT WORTH, TEXAS

                             ADDITIONAL INFORMATION
                            YEAR ENDED JUNE 30, 1996


ITEM 27e - SCHEDULE OF NON-EXEMPT TRANSACTIONS


Identity
of Party    Relationship     Purchase        Selling     Lease
Involved      to Plan          Price          Price      Rental
--------    ------------    -----------   -------------  ------
Tandy       401(k) Plan     $270,807.33   $6,048,830.26   $0
Employees   Sponsored
Deferred    by Tandy
Salary &    Corporation
Investment
Plan

                                 Current
 Expenses                        Value of
 Incurred          Cost          Asset on          Gain or
   with             of         Transaction        (Loss) on
Transaction        Asset           Date           Transaction
------------   -----------     -------------     --------------
    $0         $270,807.33     $6,048,830.26     $5,778,022.93

                                   SIGNATURES



The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.






                                By /s/ M MOAD
                                   ----------------------------
                                           M. Moad
                                Administrative Committee Member




                                By /s/ P BRADLEY
                                   ----------------------------
                                          P. Bradley
                                Administrative Committee Member






Date  9-10-96
      ----------

                         Index to Exhibits


Exhibit                    Description                        Page
Number                     of Exhibit                        Number
--------                   -----------                       ---------

  23                       Consent of                          25
                           Independent
                           Accountant

                            CURTIS B. MORRISON
                         CERTIFIED PUBLIC ACCOUNTANT
                            1070 SEMINOLE TRAIL
                         GRANBURY, TEXAS  76048
                            Metro 817/279-0105



                                                         Exhibit 23


                   CONSENT OF INDEPENDENT ACCOUNTANT
                   ----------------------------------

I consent to the incorporation of my report dated June 30, 1996, accompanying the financial statements included in this annual report on form 11-K, in the prospectus forming part of Tandy Corporation's registration statement on Form S-8 for its Tandy Employees Investment Plan.



                                             /s/ Curtis B. Morrison, C.P.A.
                                             CURTIS B. MORRISON, CPA


Fort Worth, Texas
September 10, 1996

                                                           EXHIBIT A






                TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)



                                FORT WORTH, TEXAS












                              REPORT OF EXAMINATION


                                  JUNE 30, 1996

                                 C O N T E N T S
                                 ----------------




                                                 Page


CERTIFIED PUBLIC ACCOUNTANT'S REPORT . . .         3



STATEMENT OF FINANCIAL CONDITION . . . . .         4



STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY     5



NOTES TO FINANCIAL STATEMENTS  . . . . . .      6-11



ADDITIONAL INFORMATION . . . . . . . . . . .    12-13

The Administrative Committee and Participants of
Tandy Employees Investment Plan (Special Account)
Fort Worth, Texas

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------

I have audited the accompanying statement of financial condition of the Tandy Employees Investment Plan (Special Account) as of June 30, 1996 and 1995, and the related statement of income and changes in the plan equity for the years ended June 30, 1996, 1995 and 1994. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Tandy Employees Investment Plan (Special Account) as of June 30, 1996 and 1995, and results of its changes therein for the years ended June 30, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   /s/ CURTIS B. MORRISON, C.P.A.
                                   ------------------------------
                                   CURTIS B. MORRISON, CPA
Fort Worth, Texas
September 10, 1996

           TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                          FORT WORTH, TEXAS

                    STATEMENT OF FINANCIAL CONDITION
                          JUNE 30, 1996 AND 1995


                                 PLAN ASSETS
                                 ------------


                                              1996            1995
                                           -----------     --------
Investment in Securities of
Participating Employer (Note B):
 Common Stock (Cost $5,222.33 in
 1996 and $5,222.33 in 1995)              $238,580.50     $261,242.50
                                          -----------     -----------

Investments in Securities of
Unaffiliated Issuers (Note B):
 Marketable Securities -
  Common Stock (Cost $8,168.59 in
  1996 and $8,168.59 in 1995)              $ 20,965.25     $ 25,998.50

  Other Securities - Short Term
  Money Market Fund (Cost $107,072.64
  in 1996 and $97,507.44 in 1995)           107,072.64       97,507.44
                                           -----------     -----------
                                           $128,037.89     $123,505.94

Accrued Receivables:
 Interest                                  $    453.22     $    480.47
                                            -----------     -----------


                                            $367,071.61     $385,228.91


                        LIABILITIES AND PLAN EQUITY
                        ---------------------------


Liabilities                                 $         0    $         0

Plan Equity:
 Participant's Interest in Tandy
 Employees Investment Plan
 (Special Account)                           367,071.61     385,228.91
                                             -----------    -----------
                                            $367,071.61    $385,228.91



The accompanying notes are an integral part of these financial statements.

           TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                              FORT WORTH, TEXAS

              STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
             FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994

                                        1996          1995         1994
                                     -----------   -----------  --------
Investment Income:
 Interest-Employer                 $         0   $         0   $    225.00
 Interest-Other                       5,710.59      5,072.67      2,835.56
 Dividends-Employer                   3,827.36      3,323.76      3,021.60
                                   -----------   -----------    ----------
                                   $  9,537.95   $  8,396.43   $  6,082.16
 Less: Interest Expense                      0             0             0
                                   -----------   -----------   -----------
                                   $  9,537.95   $  8,396.43   $  6,082.16
                                   -----------   -----------   -----------
Realized Gain (Loss) on
Securities (Note C):
 Employer Securities              $         0    $         0   $    930.00
 Other Securities                           0              0             0
                                  -----------    -----------   -----------
                                  $         0    $         0   $    930.00
                                  -----------    -----------   -----------
Increase (Decrease) in
Unrealized Appreciation
of Investments (Note E)           $(27,695.25)  $ 77,057.50    $ 6,550.62
                                  ------------  -----------    ----------

Contributions (Note A)            $         0   $         0   $         0
                                  -----------   -----------   -----------
Other Additions:
 Appreciation in
 Value over Cost
 Distributed in
 Withdrawals                      $         0   $         0   $         0
                                  -----------   -----------   -----------

            TOTAL                 $(18,157.30)  $ 85,453.93   $ 13,562.78
Less:
 Withdrawals of
 Participants' Interest                     0             0             0
                                  -----------   -----------   -----------
Net Increase (Decrease)
in Plan for the Years
Ending 6-30-96/95/94             $(18,157.30)   $ 85,453.93   $ 13,562.78

Plan Equity at Beginning
of Year 7-1-95/94/93              385,228.91     299,774.98     286,212.20
                                 -----------    -----------    -----------
Plan Equity at End of
Year 6-30-96/95/94               $367,071.61    $385,228.91    $299,774.98
                                 ===========    ===========    ===========

The accompanying notes are an integral part of these financial statements.

                TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                                FORT WORTH, TEXAS

                          NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994

NOTE A - DESCRIPTION OF THE PLAN

General
-------

This Special Account was funded in 1978 from securities and cash received by two employees of Tandy Corporation that were former employees of Tandycrafts, Inc., and were involved in the spin-off of the two corporations. This Special Account has accepted no employee or employer contributions at any time.


Participants' Accounts
----------------------

Participants' accounts are valued as of the last day of each March, June, September and December. Each participant is mailed a quarterly statement showing his contributions to date, Company contributions to date, total contributions to date and the market value of his account. Each participant is also mailed a copy of the Tandy Corporation annual report, and the summary annual report for the Plan.


Vesting
-------

The participants' accounts are fully vested at the end of each calendar quarter, except for amounts credited to the account because of fraud or mistake of fact.


Payments of Benefits
--------------------

Payroll   deductions   made  for  a   participant's   Qualifying   or  Voluntary
Contributions to the Plan were a part of his current compensation and, as such, were subject to withholding for federal income tax purposes.

A participant is not subject to federal income tax on Company contributions to the Plan, or other accumulations, until he makes a withdrawal from the Plan. A withdrawal is generally taxed only to the extent it exceeds the participant's aggregate contributions.

The taxable portion of a "lump-sum distribution" and certain "partial distributions" may not be subject to tax upon receipt by a participant if the distribution is rolled over into an IRA or another qualified plan within the prescribed time period. If a lump-sum distribution is not rolled over, a special 5-year averaging tax (intended to minimize the tax burden) may be available for some participants with respect to the taxable portion of such distribution. As a general rule, only one lump-sum

                TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994


NOTE A - DESCRIPTION OF THE PLAN (continued)

distribution which is received after attaining age 59-1/2 is eligible for the special 5-year averaging (computed under the tax rates contained in the Tax Reform Act of 1986) or the 10-year averaging (computed under prior law tax rates).

If a lump-sum distribution consists in part of securities of Tandy Corporation, Tandycrafts, Inc. and InterTAN Inc., the portion of such distribution which represents net unrealized appreciation of such securities will not be currently taxable to the recipient for federal income tax purposes (although a participant may elect to include such appreciation in income, if desired). Upon a subsequent disposition of such securities, gain or loss will be determined generally by reference to their basis when they were acquired by the Plan. An additional 10% income tax is imposed on certain early distributions included in gross income prior to attaining age 59-1/2, death or disability. The value of a participant's interest in the Plan is includable in his gross estate upon his death.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuation of Securities
-----------------------

All securities are valued at the closing price according to the respective stock exchanges.

All other securities are valued at cost.

                    SCHEDULE OF INVESTMENTS IN SECURITIES OF
                    ----------------------------------------
                             PARTICIPATING EMPLOYER
                             ----------------------

                     NO. OF                         VALUE
                     SHARES          COST          6-30-96
                     ------          ----          -------
  COMMON STOCK
  ------------

Industrial
  Tandy Corporation
  Common Stock        5,036       $ 5,222.33     $238,580.50
                                  ==========     ===========

                TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                                FORT WORTH, TEXAS


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994


NOTE A - DESCRIPTION OF THE PLAN (continued)



                    SCHEDULE OF INVESTMENTS IN SECURITIES OF
                    ----------------------------------------
                              UNAFFILIATED ISSUERS
                              --------------------


                              MARKETABLE SECURITIES
                              ---------------------

                     NO. OF                         VALUE
                     SHARES        COST            6-30-96
                     ------        ----            -------

  COMMON STOCK
  ------------
Industrial
  InterTAN Inc.
  Common Stock        1,003     $  7,215.77     $  5,767.25*

  Tandycrafts, Inc.   2,384          952.82     $ 15,198.00*
                                -----------     -----------

   TOTAL COMMON STOCKS           $  8,168.59     $ 20,965.25
                                 ===========     ===========


----------------------
*Non-Income Producing.


                                                   VALUE
                                  COST            6-30-96
                                  ----           ---------
  OTHER SECURITIES
  ----------------

Money Market Fund
  Short-Term Money Market Fund $  107,072.64   $  107,072.64
                               =============   =============

                TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Tax Status
-----------------

The Plan is a qualified plan under Section 401 of the Internal Revenue Code and is exempt from federal income taxes under Section 501.


NOTE C - REALIZED GAIN ON SECURITIES

The realized gain or loss from the sale of securities was as follows:

                                       1996         1995        1994
                                     -----------  -----------  -------
Participating Employer
Securities:

  Sales Price                       $         0  $         0  $ 3,000.00
  Less Cost (Average Cost)                    0            0    2,070.00
                                       ---------  ----------- -----------
  Net Realized Gain (Loss)          $         0  $         0  $   930.00
                                     ===========  ===========  ===========


Unaffiliated Issuers'
Securities:

  Sales Price                       $         0  $         0  $         0
  Less Cost (Average Cost)                    0            0            0
                                     -----------  -----------  -----------
  Net Realized Gain (Loss)          $         0  $         0  $         0
                                     ===========  ===========  ===========

NOTE D - UNIT VALUE
                                                    Net Asset
   Quarter Ending          Number of Units     Valuation per Unit
   --------------          ---------------     ------------------
   June 30, 1995              595.0900               $647.3456
   September 30, 1995         595.0900                732.5761
   December 31, 1995          595.0900                567.5886
   March 31, 1996             595.0900                601.3638
   June 30, 1996              595.0900                616.8338

                TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994



NOTE E - UNREALIZED APPRECIATION


The following reflects the increase (decrease) in unrealized appreciation:


                      1996          1995         1994
                   -----------  -----------  --------


  Unrealized
  Appreciation
  6-30-96/95/94    $246,154.83  $273,850.08  $196,792.58


  Unrealized
  Appreciation
  7-1-95/94/93      273,850.08   196,792.58   190,241.96
                   -----------  -----------  -----------


  Change in
  Unrealized
  Appreciation
  6-30-96/95/94    $(27,695.25)  $ 77,057.50  $  6,550.62
                   ============ ===========  ===========


The unrealized appreciation or depreciation of securities held for investment for financial statement reporting is prepared in conformity with generally accepted accounting principles which differ from the principles for income tax reporting.

Generally accepted accounting principles measure unrealized appreciation or depreciation as the difference between the securities' market value at the Plan's year end and its historical cost. The unrealized appreciation or depreciation for income tax reporting is the difference between the securities' market value at the plan year end and its current value at the beginning of the plan year.

A participant's account is increased or decreased by the unrealized appreciation or depreciation recognized under generally accepted accounting principles.

                TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994


NOTE F - CHANGES IN PLAN

See the attached amendments made to the Plan.


NOTE G - ADMINISTRATION OF PLAN ASSETS

The Plan's assets are held by the Trustee of the Plan.

The Trustee invests cash received from interest and dividend income and makes distributions to the participants.

Certain administrative functions are performed by employees of the Company with no compensation from the Plan. Administrative expenses and Trustee fees are paid directly by the Company.

                             ADDITIONAL INFORMATION

                TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                                FORT WORTH, TEXAS

                             ADDITIONAL INFORMATION
                                  JUNE 30, 1996



ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


                    Description                      Current
    Issuer          of Investment        Cost          Value
    ------          -------------        ----         -------



*Tandy Corporation  Common Stock      $ 5,222.33    $238,580.50
                                      ----------    -----------


InterTAN Inc.     Common Stock        $ 7,215.77    $  5,767.25
                                      -----------    -----------


Tandycrafts, Inc. Common Stock        $   952.82    $ 15,198.00
                                      ----------    -----------


Money Market Fund    Short-Term
                     Money Market
                     Fund - Fluc-
                     tuating rate
                     of interest     $107,072.64  $107,072.64
                                     -----------  -----------



*Party-in-Interest to Plan.